2014 Fourth Quarter & Full Year | Earnings March 2015 Exhibit 99.2

Avolon | Slide 2
Disclaimer Concerning Forward-Looking
Statements and Non-GAAP Information
This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,”
“intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.
These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to obtain additional capital to finance our growth and operations on attractive terms; decline in the value of our aircraft and market rates for leases; the loss of key personnel; lessee defaults and attempts to repossess aircraft; our ability to regularly sell aircraft;
our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; changes in interest rates;
competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and
Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.
The financial information included herein includes financial information that is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including adjusted net income, adjusted earnings per share, adjusted return on equity (“adjusted ROE”),
Cash selling, general and administrative expenses (“cash SG&A”) and net debt to equity. The Appendix to this presentation includes a reconciliation of adjusted net income, adjusted earnings per share, adjusted ROE, cash SG&A and net debt to equity with the most directly comparable financial measures calculated in accordance with GAAP. See slides 19 to 24.

Avolon | Slide 3
FY
2013
FY
2014
Change
Revenue 450 606 +35%
Adjusted Net Income
1
Net Income
Commitments
125
113
3,891
179
91
6,593
+43%
-19%
+69%
Adjusted ROE
2
ROE
9.7%
8.7%
12.5%
6.4%
+29%
-26%
Undrawn Debt 823 1,176 +43%
Cost of Funds 4.4% 3.8% -60bps
Average Fleet Age 2.5 years
Average Remaining
Lease Term
7.1 years
Debt Weighted Average Life
(WAL)
4.6 years
Interest Rate Risk
Match Funded
2015 Placements
100%
Fleet Utilisation 99.9%
Impairments Zero
Strong Growth with Low Risk
STRONG GROWTH LOW RISK
1
Non-GAAP measure. See slide 19
2
Non-GAAP measure. See slide 21
$ millions

Avolon | Slide 4
$554m of Aircraft Deliveries
8 Aircraft
$638m of New Commitments
15 Aircraft: eight B737-800, six
$347m of Additional Debt Financing
Commitments
One-off IPO Expenses
Share Based Compensation $54m
Continued Momentum Across the Business
Q4 2014
A320-200 and one A321-200
$0.8m Debt Prepayment Costs
Related to Disposals
$11.8m Gains; Sale of 4 Aircraft
IPO Related Costs $11.7m in full
year 2014

Avolon | Slide 5
Net Book
Value Growth
2011 B/S Not Available
+19% +32%
Owned
Aircraft
87 99 126
OWNED FLEET
+$1.3bn
Net Book Value Growth From FY13
41
Aircraft Deliveries in
2014
1
$6.6bn
Capital commitments
1
Owned and Managed Portfolio
Delivering Robust Fleet Growth
3.6
4.3
5.6
0.0
1.0
2.0
3.0
4.0
5.0
6.0
2012 2013 2014

Avolon | Slide 6
ASSET TYPE
1
GEOGRAPHIC SPLIT
1
Attractive & Diversified Portfolio
Single -
Aisle
73%
Twin -
Aisle
27%
Americas
28%
EMEA
32%
Asia
Pacific
40%
2.5
Average Fleet Age
1
49
Airline Customers
2
28
Countries
2
1
Owned Portfolio as at Dec 31
st
2014 measured by Net Book Value. Single-Aisle includes :B737-800, A319ceo, A320ceo, A321ceo, E190. Twin-
Aisle includes: A330-300, B787-8 and B777-300ER
2
Owned and Managed Aircraft

Avolon | Slide 7
OWNED FLEET – 126 AIRCRAFT
$ millions
APPRAISAL METHODOLOGY
•
9 Appraisal Firms
•
Valuation date 31
st
Dec 2014
•
Market values adjusted for lease redelivery
condition
•
Removed highest and lowest and took an
average of the remaining
Embedded Value Per Share
2
$6.95
Current Market Value
1
6,175
Less Net Book Value
2
-5,607
Embedded Equity Value 568 1
Premium to Net Book Value 10.1%
Deep Intrinsic Value on Balance Sheet
1)
Our estimates are based on the value opinions for our portfolio that we have received from independent aircraft appraisers, reports by industry analysts and data providers, news of similar aircraft sales and other assumptions. Although we believe our estimated values are based on reasonable assumptions and estimates, our estimates may not be indicative of the current or future market value of our portfolio or of prices that we could achieve if we were to sell the portfolio.
2)
Per Share Embedded Value = Embedded Equity Value / outstanding shares as at 31st December
2014 ($568m/81,681m)

Avolon | Slide 8
Sustainable Trading Gains
FY 2012 FY 2013 FY 2014
Trading Gain
1
11.3 31.1 64.4
Total Interest Breakage Costs
– –
7.5
Net Book Value
154.9 564.1 510.2
% Gain on Sale
2
7.3% 5.5% 12.6%
Average 8.7% Gain
TRADING GAINS
of $107 million on $1.2bn of aircraft sold
Sources: Company data
1 Trading gain defined as actual sale price less disposal expenses less book value at sale of asset; number of aircraft sold in 2013 includes one aircraft constituting an insured total loss
2 Gain on sale % calculated as trading gain / Net Book Value
3 Weighted by Net Book Value
27 AIRCRAFT SOLD
3
$ millions
Single -
Aisle
72%
Twin -
Aisle
28%

FINANCIAL HIGHLIGHTS

Avolon | Slide 10
$554m of Aircraft Deliveries
8 Aircraft; 3 x October, 4 x November and
1 x December
$638m of New Commitments
15 Aircraft: eight B737-800, six A320-200
and one A321-200; 11 delivering in 2015, 4
delivering in 2016
$11.8m Gains; Sale of 4 Aircraft:
$0.8m Funding Prepayment Costs
Related to Disposals
$347m of Additional Debt Financing
Commitments
One-time IPO Expenses
Share Based Compensation $54m
IPO Related Costs $11.7m in full year
2014
Early Lease Termination of 1 Aircraft on Lease
to Spicejet
Maintenance Revenue +$9.6m
Leasing Expenses ($9.8m)
Termination Fee $1.3m
Aircraft off lease for 1 month in Q4 2014
and Q1 2015
Contracted with new lessee, to commence
in Q1 2015
Continued Momentum Across the Business
Q4 2014

Avolon | Slide 11
FY 2014
Sustained Strong Growth
NET BOOK VALUE
$ millions
$ millions
$ millions
CAGR 25%
ADJUSTED NET INCOME
1
$ millions
CAGR 57%
REVENUE
CAGR 36%
NET INCOME
CAGR 22%
1
Non-GAAP measure. See slide 19
3,576
4,260
5,607
0
1,000
2,000
3,000
4,000
5,000
6,000
2012 2013 2014
326
450
606
0
100
200
300
400
500
600
700
2012 2013 2014
61
113
91
0
20
40
60
80
100
120
2012 2013 2014
73
125
179
0
100
200
2012 2013 2014
Avolon | Slide 11

Avolon | Slide 12
FY 2014
Selected Financial Highlights
$ thousands
FY 2013 FY 2014
% Change
Lease Revenue 415,006 537,547
+30%
Maintenance Income 6,102 16,428
Lease Revenue excl. Maintenance Income 408,904 521,119
+27%
Interest Expense (154,360) (206,580)
+34%
Unrealized (gain) loss on derivatives (6,390) 12,240
Interest Breakage Cost 0 7,500
Interest excl. derivatives and breakage costs (160,750) (186,840)
+16%
Depreciation 145,615 182,437
+25%
Avolon | Slide 12

Avolon | Slide 13
Driving Returns
Yield and ROE Progression
Net Debt:
Equity³
2011 B/S
Not
Available
2.4 2.6 3.1
INCREASING YIELD RETURN ON EQUITY
CAGR 40%
Adjusted ROE
CAGR 10%
ROE
1
4
3) Non-GAAP measure. See slide 22
4) Non-GAAP measure. See slide 21
11.0%
3.8%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
12.0%
2011 2012 2013 2014
Annualised Lease Yield Interest Rate
2
6.4%
9.7%
12.5%
5.3%
8.7%
6.4%
0%
2%
4%
6%
8%
10%
12%
14%
2012 2013 2014
Adjusted ROE ROE
1)
Annualised Lease Yield -  annualised lease revenue for flight equipment held at the end of each reporting period divided by the aggregate Net Book Value of flight equipment  held at each reporting period
2)
Interest Rate -annualised cost of debt as at the end of each period, does not include the effect of up front fees, undrawn fees, issuance cost amortization or fair value gains / losses on derivative financial instruments.
Adjusted ROE continues to expand driven by yield and net debt to equity ratio

Avolon | Slide 14
Diluted EPS ($)
0.92 1.44 1.16
Adjusted EPS ($)
0.89 1.53 2.19
Weighted Average Shares
Outstanding Diluted
66,407,415 78,241,330 78,402,878
Outstanding Shares 31
st
December
81,681,131 81,681,131 81,681,131
FY 2014
Diluted Earnings Per Share
1
Non-GAAP measure. See slide 20
2.19
1.44
1.1
0.89
1.53
2.19
0.92
1.44
1.16
0.00
0.50
1.00
1.50
2.00
2.50
2012 2013 2014
Adjusted EPS
Diluted EPS
1
Adjusted EPS
CAGR 12%
Diluted EPS
CAGR 57%
1

Avolon | Slide 15
3.8%
Cost of Funds
3 : 1
Net Debt : Equity
31
Lenders
4.6
Years WAL
$1.2bn
Undrawn Debt
FY 2014
Prudent Balance Sheet & Capital Structure
71% of debt is fixed rate
19% of debt associated with floating rate leases
11% of debt is hedged by interest rate derivatives
1 Annualized Cost of Funds at Dec 31, 2014 does not include the effect of up front fees, undrawn fees, issuance cost amortization or fair value gains / losses on derivative financial instruments
2 Non-GAAP measure. See slide 22
DIVERSIFIED DEBT CHANNELS
MATCHED FUNDING OF INTEREST RATE EXPOSURE
% Total Debt $ millions
Full recourse term facilities 43% 1,974
Non recourse term facilities 18% 797
Securitizations 13% 588
ECA and EXIM backed facilities 16% 725
Warehouse facility 4% 171
Lines of credit 4% 198
Loan interest accrued but not paid 0% 12
Capital Lease 2% 83
Capital Lease Interest accrued but not paid 0% 0
Total
100% 4,548
2
1

Avolon | Slide 16
Adjusted ROE
1
range of 14.7% - 15.0%; ROE of 12.8% - 13.1%
Assuming no impact for interest rate caps
Current commitments of $1.6bn delivering in 2015
Expected Net Trading Gains of $55m - $60m
SG&A of $65m. Cash SG&A
2
$55m excluding Share Based Compensation
Share Based Compensation charge under go forward plan, expense recognition marked to corporate performance standards
Effective Tax Rate – 6%
1
Non-GAAP measure. See slide 23  2 Non-GAAP Measure. See slide 24
2015 Financial Outlook
Target c. 8% gain on expected sale volume of c. $700m
Letters of intent signed for the sale of aircraft with a net book value of $318m
Approximately $400m deliveries in Q1 (mainly March), $700m deliveries in Q2
Consistent with net D:E target of approximately 3:1
Slightly higher net D:E end Q2 due to timing of deliveries

Avolon | Slide 17
Strengths of our Franchise
Strong, committed growth profile
Upward ROE trajectory
Fleet quality; embedded value
Balance sheet positioned to support growth
Favourable industry outlook – attractive opportunity set

APPENDIX

Avolon | Slide 19
$ thousands
FY 2012 FY 2013 FY 2014 Q1 2014 Q2 2014 Q3 2014 Q4 2014
Net Income
61,161 112,800 91,103 36,422 23,928 43,830 (13,078)
Amortization of debt issuance
costs
9,457 18,766 24,277 5,711 4,670 7,548 6,349
Unrealized (gain)
loss on derivatives
2,199 (6,390) 12,240 4,134 5,332 (277) 3,051
Share based
compensation
- - 53,733 - - - 53,733
Tax effect 268 (25) (2,359) (345) (364) (142) (1,508)
Adjusted net income
73,085 125,151 178,994 45,922 33,566 50,959 48,547
Adjusted net income is a measure of both liquidity and operating performance that is not defined by GAAP and should not be considered as an alternative to net income, income from operations, net cash provided by operating activities, or any other liquidity or performance measure derived in accordance with GAAP. We use adjusted net income to assess our core operating performance on a consistent basis from period to period. In addition, adjusted net income helps us identify certain controllable expenses and make decisions designed to help us meet our near-term financial goals. Adjusted net income has important limitations as an analytical tool and should be considered in conjunction with, and not as substitutes for, our results as reported under GAAP.
Reconciliation of Adjusted Net Income

Avolon | Slide 20
Reconciliation of Adjusted EPS
Net Income ($ thousands)
61,161 112,800 91,103
Weighted Average Shares Outstanding Diluted (number of shares)
66,407,415 78,241,330 78,402,878
Adjusted Net Income
($ thousands)
73,085 125,151 178,994
Outstanding Shares 31st December (number of shares)
81,681,131 81,681,131 81,681,131
$ FY 2012 FY 2013 FY 2014
Diluted EPS 0.92 1.44 1.16
Amortization of debt issuance costs 0.14 0.24 0.31
Unrealized (gain) loss on derivatives 0.03 (0.08) 0.16
Share based compensation - - 0.69
Tax effect 0.00 (0.00) (0.03)
Effect of number of outstanding shares 31st December (0.21) (0.07) (0.09)
Adjusted EPS 0.89 1.53 2.19

Avolon | Slide 21
Reconciliation of Adjusted ROE
FY 2012 FY 2013 FY 2014
Net Income ($ thousands) 61,161 112,800 91,103
Total shareholder’s equity ($ thousands) 1,146,618 1,293,751 1,432,997
ROE 5.3% 8.7% 6.4%
Amortization of debt issuance costs 0.8% 1.5% 1.7%
Unrealized (gain) loss on derivatives 0.2% (0.5%) 0.9%
Share based compensation - - 3.7%
Tax effect 0.0% (0.0%) (0.2%)
Adjusted ROE 6.4% 9.7% 12.5%
Adjusted ROE is (Adjusted Net Income) / (Total shareholder’s equity)

Avolon | Slide 22
Reconciliation of Net Debt to Equity
$ thousands
FY 2012
FY 2013 FY 2014
Debt Financing 2,573,104 3,442,749 4,465,187
Capital Lease Obligation 231,676 94,043 83,261
Total Debt 2,804,780 3,536,792 4,548,448
Cash and cash equivalents 53,844 177,924 111,392
Net Debt 2,750,936 3,358,868 4,437,056
Total shareholder’s equity 1,146,618 1,293,751 1,432,997
Debt to Equity 2.4 2.7 3.2
Net Debt to Equity 2.4 2.6 3.1
Net Debt to Equity is calculated as (Debt Financing + Capital Lease Obligation – Cash and cash equivalents) / Total shareholder’s equity

Avolon | Slide 23
Reconciliation of 2015 Adjusted ROE
% FY 2015 FY 2015
ROE 12.8% 13.1%
Amortization of debt issuance costs 1.4% 1.4%
Unrealized (gain) loss on derivatives - -
Share based compensation 0.6% 0.6%
Tax effect (0.1%) (0.1%)
Adjusted ROE 14.7% 15.0%

Avolon | Slide 24
Reconciliation of 2015 Cash SG&A
$ millions
FY 2015
Selling, general and administrative costs 65
Share Based Compensation 10
Cash SG&A 55
Cash SG&A is (Selling, general and administrative costs) – (Share Based Compensation)

Avolon | Slide 25
Quarterly Income Statement
Revenues Q1 14 Q2 14 Q3 14 Q4 14 FY 14
Lease revenue 118,223
123,072 137,379
158,873 537,547
Management fee revenue 354
563 478
1,971 3,366
Net gain on disposal of flight equipment 16,826
9,219 26,523
11,841 64,409
Interest income 351
241 60
44 696
Total revenues 135,754
133,095 164,440
172,729 606,018
Expenses
Depreciation (39,954)
(43,173) (47,731)
(51,579) (182,437)
Interest expense (48,063)
(48,806) (56,579)
(53,132) (206,580)
Selling, general and administrative costs (9,986)
(16,198) (15,389)
(68,574) (110,147)
MR Costs -
- -
(9,785) (9,785)
Total expenses (98,003) (108,177) (119,699) (183,070) (508,949)
Income before income tax and interest in earnings
from unconsolidated equity investees 37,751
24,918 44,741
(10,341) 97,069
Income tax expense (1,382)
(857) (1,132)
(2,902) (6,273)
Earnings from unconsolidated equity investees, net of tax 53
(132) 221
165 307
Net income and total comprehensive income 36,422 23,929 43,830 (13,078) 91,103
$ thousands

Avolon | Slide 26
Quarterly Balance Sheet
Q1 14 Q2 14 Q3 14 FY 14
Assets
31 MAR 30 JUN 30 SEP 31 DEC
Cash and cash equivalents
176,297 99,481 95,869 111,392
Restricted cash
289,734 242,572 217,143 195,095
Accounts receivable
4,898 11,590 10,439 11,010
Assets held for sale
- - 39,741 -
Flight equipment, net
4,388,530 5,001,367 5,221,876 5,606,556
Derivative financial assets
16,088 16,623 8,451 8,137
Deposits on flight equipment
210,885 201,747 203,183 199,514
Deferred issuance costs, net
85,063 93,380 93,599 105,952
Deferred income taxes
18,458 18,056 16,426 18,996
Investment in unconsolidated equity investees
5,970 10,233 12,338 16,453
Loan receivables
10,580 - -
Other assets
21,125 24,293 38,919 53,002
Total Assets
5,227,628 5,719,342 5,957,984 6,326,107
Liabilities, Temporary Equity and Shareholders’ Equity
Accounts payable
1,265 2,232 3,243 203
Accrued expenses and other liabilities
15,872 10,962 14,993 27,223
Liabilities related to assets held for sale - - 378 -
Income tax payable
487 753 443 434
Deferred revenue
29,618 31,688 32,947 35,193
Accrued maintenance liabilities
141,645 157,900 175,171 180,526
Lease deposits liability
45,665 56,035 67,295 82,677
Debt financing
3,558,847 4,009,085 4,172,366 4,465,187
Capital lease obligation
91,346 88,683 85,981 83,261
Deferred income taxes
12,131 12,131 12,131 17,006
Derivative financial liabilities
579 1,362 695 1,400
Total Liabilities
3,897,455 4,370,831 4,565,643 4,893,110
Total shareholders equity
1,330,173 1,348,511 1,392,341 1,432,997
Total Liabilities, temporary equity and shareholders equity
5,227,628 5,719,342 5,957,984 6,326,107
$ thousands

Avolon | Slide 27
Portfolio
at December 31 2014
AIRCRAFT TYPE OWNED MANAGED COMMITTED TOTAL
A319 1 - - 1
A320ceo 46 3 10 59
A321ceo 7 1 3 11
A320neo - - 20 20
A330neo - - 15 15
A330-200/300 11 - - 11
B737-800 51 3 19 73
B737 MAX - - 20 20
B787-8/9 1 - 11 12
Boeing B777-300ER 3 - - 3
B777-200LRF - 4 - 4
E190 6 - - 6
126 11 98 235

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